As Filed with the Securities and Exchange Commission on July 11, 2016

1933 Act File No. 333–_____

1940 Act File No. 811-08103

Securities and Exchange Commission

Washington, D.C. 20549

_______________________

REGISTRATION STATEMENT ON

Form S-6

_______________________

For Registration Under the Securities Act of 1933

of Securities of Unit Investment Trusts

Registered on Form N-8B-2

A. Exact Name of Trust: Nuveen Unit Investment Trust, Series 158

B. Name of Depositor: Nuveen Securities, LLC

C. Complete Address of Depositor’s Principal Executive Offices:

Nuveen Securities, LLC

333 West Wacker Drive

Chicago, Illinois 60606

D. Name and Complete Address of Agent for Service:

Copies to:
Lucas A. Satre General Counsel Nuveen Securities, LLC 333 West Wacker Drive Chicago, Illinois 60606 (312) 917-7700	Morrison C. Warren, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603 (312) 845-3000

It is proposed that this filing will become effective (check appropriate box)

[_]	immediately upon filing pursuant to paragraph (b)
[_]	on (date) pursuant to paragraph (b)
[_]	60 days after filing pursuant to paragraph (a)(1)
[_]	on (date) pursuant to paragraph (a)(1) of rule 485

If appropriate, check the following box:

[_]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
E.	Title of Securities Being Registered: Units of fractional undivided beneficial interest.
F.	Approximate Date of Proposed Sale to Public: As soon as practicable after the effective date of the Registration Statement.
[_]	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated July 11, 2016

Nuveen Unit Investment Trust, Series 158 (the “Series”)

(A Unit Investment Trust)

The above-referenced Series is comprised of the Nuveen Core Real Estate Securities Portfolio, 3Q 2016 (the “trust”).

The attached final prospectus for the prior series of the trust is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporated herein by reference is the final prospectus for Nuveen Unit Investment Trust, Series 140 (Registration No. 333-210853) as filed on June 17, 2016, which shall be used as the preliminary prospectus for such trust.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A. Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
Chubb Limited / 81900065	$25,000,000

B. This Registration Statement comprises the following papers and documents.

The facing sheet

The prospectus

The signatures

Consents of Independent Registered Public Accounting Firm and Counsel as indicated

Exhibits as indicated on the List of Exhibits

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Investment Trust, Series 158 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago, and State of Illinois, on the 11th day of July, 2016.

Nuveen Unit Investment Trust, Series 158, Registrant

By:	Nuveen Securities, LLC, Depositor

By:     /s/  John Browning     ___

John Browning

Managing Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title		Date
		) ) ) )	By:	/s/ John Browning John Browning Attorney-in-Fact
Margo L. Cook*	Co-Chief Executive Officer of Nuveen Securities, LLC	) ) ) )		July 11, 2016
William Adams IV*	Co-Chief Executive Officer of Nuveen Securities, LLC	) ) ) )		July 11, 2016
Sherri A. Hlavacek*	Chief Financial Officer of Nuveen Securities, LLC	) ) ) )		July 11, 2016
Sherri A. Hlavacek*	Corporate Controller of Nuveen Securities, LLC	) ) ) )		July 11, 2016
Nuveen Investments, Inc. Lucas A. Satre* Senior Vice President	Sole and Managing Member of Nuveen Securities, LLC	) ) ) ) ) )		July 11, 2016
*	Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Nuveen Unit Investment Trust, Series 142 on May 4, 2016.

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement (to be supplied by amendment).
1.1.1	Standard Terms and Conditions of Trust (Reference is made to Exhibit 1.1.1 to amendment no. 2 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 133 (File No. 333-210180) filed on May 10, 2016).
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to amendment no. 2 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 133 (File No. 333-210180) filed on May 10, 2016).
3.1	Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
3.2	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
4.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).
6.0	Powers of Attorney authorizing William Adams IV, Mark Czarniecki and John Browning, among others, to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 142 (File No. 333-211123) filed on May 4, 2016).
6.1	Secretary’s Certificate certifying resolutions that authorize William Adams IV, Mark Czarniecki and John Browning, among others, to execute the Registration Statement pursuant to Powers of Attorney. (Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 142 (File No. 333-211123) filed on May 4, 2016).

Memorandum

Re: Nuveen Unit Investment Trust, Series 158

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the fund, will be filed by amendment.

1940 Act

Forms N-8A and N-8B-2

Amended Form N-8A and Form N-8B-2 were filed in respect of Nuveen Unit Investment Trust (and subsequent series) (File No. 811-08103).

1933 Act

The Indenture

The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated May 10, 2016 relative to Nuveen Unit Investment Trust, Series 133.

Chapman and Cutler LLP

Chicago, Illinois

July 11, 2016